UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on August 8, 2016: Navigator Holdings Ltd. Preliminary Second Quarter 2016 Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 8, 2016	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY SECOND QUARTER 2016 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) (the “Company”) reports revenue of $72.5 million for the three months ended June 30, 2016.

•	Net income was $11.1 million for the three months ended June 30, 2016 with earnings per share of $0.20.

•	EBITDA(1) was $34.2 million for the three months ended June 30, 2016.

•	During the second quarter, on April 14, 2016, we took delivery of a further newbuilding vessel, Navigator Copernico, taking our total fleet to 31 vessels on the water at June 30, 2016.

•	On August 2, 2016 Navigator Aurora, the first of our midsize semi-refrigerated ethane vessels, was delivered. This vessel will commence a ten-year time charter in December 2016.

Since the end of the first quarter of 2016, the handysize LPG seaborne transportation market has seen a significant weakening, and we have been experiencing a reduction in both our vessels charter rates and our vessel utilization. The marketplace has been experiencing an increase in the supply of hydrocarbons, and LPG is competing for market share against both light and heavy hydrocarbons. In addition, the LPG market has been further weakened due to a challenging pricing environment for propane and butane that has narrowed the global arbitrage spread resulting in a reduction of the seaborne transportation of LPG. Three very large gas carriers (“VLGC”) cargo stems originating from U.S. were cancelled during June 2016, seven in July 2016 and the same level of cancellations are expected for August 2016. It has been reported that several end users are renegotiating or reneging on their contracts, increasing uncertainty among the LPG participants. Marcus Hook NGL export terminal on the U.S. East Coast has commenced the export of significant amounts of ethane as well as adding fully-refrigerated capability when exporting propane, which has reduced cubic meter mile demand for the handysize semi-refrigerated vessels operating in the Atlantic basin. Our fleet loaded 5 cargos during the first six months of 2016 compared to 11 during first half of 2015. LPG still remains a supply driven product with a fundamental need to price to clear the market, particularly for production areas throughout the world with limited LPG storage capacity. By contrast, the U.S. has natural storage in the vast salt domes of Mont Belvieu, Texas, and producers and marketers face less pressure, in the short term, to reduce prices to export LPG. With U.S. LPG inventories on the rise, arbitrage opportunities may materialize, which we believe would encourage demand.

[1]	EBITDA is a non-GAAP financial measure and represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. See the table below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

In January 2016 very large (84,000cbm) and medium size (38,000cbm) fully-refrigerated vessel market charter rates were being quoted at $1.6 million per calendar month (“pcm”) and $1.1 million pcm respectively. At the end of the second quarter 2016, market charter rates for the same sized vessels were quoted at $640,000 and $650,000 pcm respectively. The handysize (22,000cbm) semi-refrigerated vessel market charter rates, by comparison were quoted at $920,000 pcm in January 2016 and are currently quoted at $625,000 pcm, resulting in all three segments converging at similar charter rate levels, despite the vast differences in size capacity. The market experienced a similar scenario during 2009/2010 when VLGC charter rates were quoted at levels less than handysize vessel rates. The parallels are evident in 2016; trading patterns for handysized vessels are shifting towards long haul transportation of petrochemical gases, predominantly ethylene and butadiene cargoes. Our capability to participate in petrochemical, LPG and ammonia trades creates more opportunities for us than if our vessels were only capable of trading in one of these three markets. We believe this is also a factor that may help explain why our relatively smaller vessels can earn similar or higher rates than the larger fully-refrigerated vessels. Given the forward curve of hydrocarbon market pricing and the additional vessels coming to the global fleet, however, we expect market softness to continue for the remainder of 2016.

A Form 6-K with more detailed information on our second quarter 2016 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release.

Reconciliation of Non-GAAP Financial Measure

The following table sets forth a reconciliation of net income to EBITDA for the three months ended June 30, 2016:

$’000’s
Net income	$11,121
Net interest expense	7,611
Income taxes	202
Depreciation and amortization	15,275

EBITDA	$34,209

Conference Call Details:

Tomorrow, Tuesday, August 9, 2016, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Tuesday, August 16, 2016 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:     399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893

London:         21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including six newbuildings scheduled for delivery by July 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness that matures in 2017 or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our six newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that we will continue to provide in-house technical management for some vessels in our fleet and our success in providing such in-house technical management; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31,	June 30,
	2015	2016
		(Unaudited)
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$87,779	$66,863
Accounts receivable, net	9,050	9,293
Accrued income	5,647	13,218
Prepaid expenses and other current assets	8,754	10,857
Inventories	3,480	5,814
Insurance recoverable	10,289	5,881

Total current assets	124,999	111,926
Non-current assets
Vessels in operation, net	1,264,451	1,345,010
Vessels under construction	170,776	162,283
Property, plant and equipment, net	279	216

Total non-current assets	1,435,506	1,507,509

Total assets	$1,560,505	$1,619,435

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$186,236
Accounts payable	11,471	6,458
Accrued expenses and other liabilities	9,065	12,117
Accrued interest	3,117	3,543
Deferred income	6,606	4,804

Total current liabilities	89,283	213,158

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	339,877
Senior unsecured bond	125,000	125,000

Total non-current liabilities	561,131	464,877

Total liabilities	650,414	678,035
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,437,695 shares
issued and outstanding, (2015: 55,363,467)	554	554
Additional paid-in capital	586,451	587,238
Accumulated other comprehensive loss	(465)	(458)
Retained earnings	323,551	354,066

Total stockholders’ equity	910,091	941,400

Total liabilities and stockholders’ equity	$1,560,505	$1,619,435

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands except share data)		(in thousands except share data)
	2015	2016	2015	2016
Revenues
Operating revenue	$84,140	$72,541	$158,338	$148,916

Expenses
Brokerage commissions	1,906	1,508	3,536	3,009
Voyage expenses	11,304	9,326	18,175	16,419
Vessel operating expenses	19,342	23,712	37,312	46,117
Depreciation and amortization	13,110	15,275	25,911	29,851
General and administrative costs	2,700	3,103	5,354	6,060
Other corporate expenses	1,170	683	1,533	1,233

Total operating expenses	49,532	53,607	91,821	102,689

Operating income	34,608	18,934	66,517	46,227
Other income/(expense)
Interest expense	(7,000)	(7,702)	(13,796)	(15,485)
Write off of deferred financing costs	—	—	(1,797)	—
Interest income	27	91	30	169

Income before income taxes	27,635	11,323	50,954	30,911
Income taxes	(215)	(202)	(450)	(396)

Net income	$27,420	$11,121	$50,504	$30,515

Earnings per share:
Basic:	$0.50	$0.20	$0.91	$0.55
Diluted:	$0.49	$0.20	$0.91	$0.55

Weighted average number of shares outstanding:
Basic:	55,363,467	55,437,695	55,356,483	55,401,805
Diluted:	55,741,907	55,812,935	55,669,709	55,778,768

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	June 30,	June 30,
	2015	2016
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$50,504	$30,515
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,911	29,851
Payment of drydocking costs	(4,539)	(7,309)
Insurance claim debtor	—	(292)
Amortization of share-based compensation	790	787
Amortization of deferred financing costs	3,232	1,471
Unrealized foreign exchange	69	25
Changes in operating assets and liabilities
Accounts receivable	(3,444)	(243)
Inventories	(1,139)	(2,334)
Accrued income and prepaid expenses and other current assets	(7,168)	(10,092)
Accounts payable, accrued interest and other liabilities	3,414	(3,336)

Net cash provided by operating activities	67,630	39,043

Cash flows from investing activities
Payment to acquire vessels	(1,868)	(1,141)
Payment for vessels under construction	(124,991)	(84,665)
Purchase of other property, plant and equipment	(40)	(25)
Receipt of shipyard penalty payments	634	417
Insurance recoveries	391	4,700
Capitalized costs for the repairs of Navigator Aries	—	(8,732)

Net cash used in investing activities	(125,874)	(89,446)

Cash flows from financing activities
Proceeds from secured term loan facilities	95,400	62,300
Direct financing costs of secured term loan facilities	(2,400)	(155)
Repayment of secured term loan facilities	(31,057)	(32,658)

Net cash provided by financing activities	61,943	29,487

Net increase/(decrease) in cash and cash equivalents	3,699	(20,916)
Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$66,225	$66,863

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$14,336	$16,193

Total tax paid during the period	$402	$370